Exhibit 99.1

FIVE-YEAR SUMMARY

(In Thousands, Except for Per Share Amounts and Footnote Data)

Year Ended December 31	2018	2017(a)	2016(a)(b)	2015(a)(b)(c)	2014(a)
Results of Operations
Net sales	$3,374,950	$3,071,976	$2,677,203	$2,826,429	$2,445,548
Costs and expenses(d)	2,463,410	2,500,316	2,076,223	2,516,596	2,049,557
Operating profit	911,540	571,660	600,980	309,833	395,991
Interest and financing expenses	(52,405)	(115,350)	(65,181)	(81,650)	(41,358)
Other (expenses) income, net	(64,434)	(9,512)	(20,535)	82,561	(141,454)
Income from continuing operations before income taxes and equity in net income of unconsolidated investments	794,701	446,798	515,264	310,744	213,179
Income tax expense	144,826	431,817	96,263	11,134	18,484
Income from continuing operations before equity in net income of unconsolidated investments	649,875	14,981	419,001	299,610	194,695
Equity in net income of unconsolidated investments (net of tax)	89,264	84,487	59,637	27,978	35,742
Net income from continuing operations	739,139	99,468	478,638	327,588	230,437
Income (loss) from discontinued operations (net of tax)(e)	—	—	202,131	32,476	(69,531)
Net income	739,139	99,468	680,769	360,064	160,906
Net income attributable to noncontrolling interests	(45,577)	(44,618)	(37,094)	(25,158)	(27,590)
Net income attributable to Albemarle Corporation	$693,562	$54,850	$643,675	$334,906	$133,316
Financial Position and Other Data
Total assets(f)	$7,581,674	$7,750,772	$8,161,207	$9,597,954	$5,202,437
Operations:
Working capital	$815,248	$1,276,638	$2,166,515	$214,317	$2,208,964
Current ratio	1.69	2.06	2.90	1.13	2.94
Depreciation and amortization	$200,698	$196,928	$226,169	$260,076	$103,572
Capital expenditures	$699,991	$317,703	$196,654	$227,649	$110,576
Acquisitions, net of cash acquired	$11,403	$44,367	$208,734	$2,100,490	$—
Cash proceeds from divestitures, net	$413,569	$6,857	$3,325,571	$8,883	$104,718
Research and development expenses	$70,054	$84,330	$80,475	$89,187	$88,310
Gross profit as a % of net sales	36.1	36.0	36.2	30.4	31.5
Total long-term debt(f)	$1,705,210	$1,837,372	$2,369,262	$3,817,157	$2,913,465
Total equity(g)	$3,759,108	$3,817,696	$3,942,604	$3,401,313	$1,488,635
Total long-term debt as a % of total capitalization	31.2	32.5	37.5	52.9	66.2
Net debt as a % of total capitalization(h)	23.4	15.5	2.5	51.4	22.2
Common Stock
Basic earnings (loss) per share
Continuing operations	$6.40	$0.49	$3.93	$2.72	$2.57
Discontinued operations	$—	$—	$1.80	$0.29	$(0.88)

Shares used to compute basic earnings per share	108,427	110,914	112,379	111,182	78,696
Diluted earnings (loss) per share
Continuing operations	$6.34	$0.49	$3.90	$2.71	$2.57
Discontinued operations	$—	$—	$1.78	$0.29	$(0.88)
Shares used to compute diluted earnings per share	109,458	112,380	113,239	111,556	79,102
Cash dividends declared per share	$1.34	$1.28	$1.22	$1.16	$1.10
Total equity per share(g)	$35.59	$34.53	$35.04	$30.31	$19.08
Return on average total equity	18.3%	1.4%	17.5%	13.7%	8.3%
Footnotes:

(a)
As a result of the adoption of new accounting guidance effective January 1, 2018, on a retrospective basis, all components of net benefit cost (credit), other than service cost, are to be shown outside of operations on the consolidated statements of income. We recast these components of net benefit cost (credit), which resulted in an increase (reduction) of $3.7 million, $0.3 million, $3.7 million and ($34.4) million in Cost of goods sold, respectively, and $12.4 million, ($26.7) million, $31.6 million and ($90.3) million in Selling, general and administrative expenses, respectively, with an offsetting impact of $16.1 million, ($26.4) million, $35.3 million and ($124.7) million in Other (expenses) income, net, respectively, for the years ended December 31, 2017, 2016, 2015 and 2014. There was no impact to Net income attributable to Albemarle Corporation.

(b)
On December 14, 2016 the Company sold the Chemetall Surface Treatment business, which qualifies for discontinued operations treatment because it represents a strategic shift that will have a major effect on the Company’s operations and financial results. As a result, in the second quarter of 2016, the Company began accounting for this business as discontinued operations in the consolidated statements of income and excluded the business from segment results for the years ended December 31, 2016 and 2015, the periods this business was owned by Albemarle. Related assets and liabilities are classified as held for sale for 2015.

(c)	On January 12, 2015, we completed the acquisition of Rockwood Holdings, Inc. Results for 2015 include the operations of Rockwood commencing on January 13, 2015.

(d)
The year ended December 31, 2018 included a gain before income taxes of $210.4 million related to the sale of the polyolefin catalysts and components portion of the Performance Catalysts Solutions business. The year ended December 31, 2016 included gains before income taxes of $11.5 million and $112.3 million related to the sales of the metal sulfides business and the minerals-based flame retardants and specialty chemicals business, respectively.

(e)
Included in Income (loss) from discontinued operations (net of tax) for the year ended December 31, 2016 is a pre-tax gain of $388.0 million ($135.0 million after income taxes) related to the sale of the Chemetall Surface Treatment business. The year ended December 31, 2014 includes a pre-tax loss of $85.5 million ($65.7 million after income taxes) related to the sale of the antioxidant, ibuprofen and propofol businesses.

(f)
As a result of the adoption of new accounting guidance effective January 1, 2016 on a retrospective basis, unamortized debt issuance costs are now deducted from the carrying amount of the associated debt liability on the balance sheet. The reclassification of these unamortized debt issuance costs resulted in reductions of Long-term debt and Other assets on the consolidated balance sheets of $17.1 million in 2015 and $20.6 million in 2014.

(g)
Equity reflects the repurchase of common shares amounting to: 2018—5,262,654; 2017—2,341,083; 2016—0; 2015—0; and 2014—2,190,254. 2015 also includes the impact of 34,113,064 shares of common stock issued in connection with the acquisition of Rockwood.

(h)
We define net debt as total debt plus the portion of outstanding joint venture indebtedness guaranteed by us (or less the portion of outstanding joint venture indebtedness consolidated but not guaranteed by us), less cash and cash equivalents.